SVVC INVESTOR NOTICE: Morris Kandinov LLP Announces Securities Class Action Involving Firsthand Technology Value Fund, Inc. And The Deadline For Lead Plaintiff Applications

NEW YORK--(BUSINESS WIRE)--The law firm of Morris Kandinov LLP announces that purchasers or acquirers of common stock of Firsthand Technology Value Fund, Inc. (OTC: SVVC) (the “Fund”) between January 1, 2021 and November 14, 2023, both dates inclusive (the “Class Period”), have until May 20, 2025 to seek appointment as lead plaintiff in the pending class action lawsuit filed in the District of Maryland and captioned Star Equity Fund, LP v. Firsthand Capital Management, Inc., et al., No. 1:25-cv-00677-SAG (the “Firsthand Action”). The Firsthand Action charges the Fund’s investment adviser, Firsthand Capital Management Inc., certain of the Fund’s officers and directors, and the Fund’s valuation consultant, Scalar, LLC, with, among other things, violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.

The Fund is a closed-end investment company registered as a business development company. The Firsthand Action alleges, among other things, that the defendants, as the Fund’s managers and/or service providers, destroyed over $200 million in shareholder value and, from at least January 2021, begin hiding the losses by publishing fraudulently inflated net asset values (“NAVs”) based on facially implausible valuations of portfolio companies that defendants knew had failed or were in the process of failing. As a result, purchasers of the Fund’s shares during the Class Period were damaged by significant inflation in the market price caused by the fraudulent NAVs. Please reference the Complaint in its entirety for complete information regarding the claims and allegations set forth in the Action.

The Private Securities Litigation Reform Act of 1995 permits any investor who purchased or acquired SVVC common stock during the Class Period to seek appointment as lead plaintiff of the putative class in the Firsthand Action. Investors are not required to seek appointment as lead plaintiff in order to share in a future recovery obtained in the Firsthand Action. As of the date of this release, the plaintiff in the Firsthand Action intends to apply to the court for appointment as lead plaintiff as well as the appointment of Morris Kandinov LLP as lead counsel.

Morris Kandinov LLP is a national law firm that represents individual and institutional investors in cases involving fraud and fiduciary misconduct.

Contacts
For further information, contact:
Aaron Morris
Morris Kandinov LLP
aaron@moka.law
(212) 431-7473